Exhibit 99.1

Attunity, Ltd.
Fourth Quarter 2016 Earnings Conference Call
February 2, 2017

Attunity Participants:
•	Garth Russell, KSCA Strategic Communications, Investor Relations
•	Shimon Alon, Chairman and Chief Executive Officer
•	Dror Harel-Elkayam, Chief Financial Officer
•	Itamar Ankorion, Chief Marketing Officer

Q&A Participants:
•	Chad Bennett, Craig-Hallum Capital Group LLC
•	Richard Baldry, ROTH Capital
•	Glenn Mattson, Ladenburg Thalmann
•	Graham Tanaka, Tanaka Capital Management

Presentation:
Operator:

Good day, everyone, and welcome to the Attunity, Ltd. Fourth Quarter 2016 Earnings Conference Call.  Today’s call is being recorded.

At this time, I would like to turn the conference over to Mr. Garth Russell of KCSA Strategic Communications.  Please go ahead, sir.

Garth Russell:
Thank you.  Before turning the call over to Management, I would like to make the following remarks concerning forward-looking statements.  All statements in this conference call, other than historical facts, are forward-looking statements.  The words “anticipate,” “believe,” “estimate,” “affect,” “intend,” “guidance,” “confidence,” “target,” “project,” and other similar expressions, typically are used to identify forward-looking statements.  These forward-looking statements are not guarantees of future performances and may involve, and are subject to, risks and uncertainties and other factors that may affect Attunity’s business, financial condition and other operating results, which include, but are not limited to, the risk factors and other qualifications contained in Attunity’s Annual Report on Form 20-F, quarterly reports that are filed, as well as other reports filed, by Attunity with the SEC, to which your attention is directed.  Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements.  Attunity expressly disclaims any intent or obligation to update these forward-looking statements.

During this call, we may also present certain non-GAAP financial measures, such as non-GAAP net income, and certain ratios that are used with these measures.  In our press release and on the financial tables issued earlier today, which is located on our website at attunity.com, you’ll find our definition of these non-GAAP financial measures, a reconciliation of these non-GAAP financial measures with the closest GAAP financial measures, as well as a discussion about why we think these non-GAAP financial measures are relevant to our results.  These financial measures are included for the benefit of investors and should not be considered instead of GAAP measures.

At this time, it is now my pleasure to turn the call over to Shimon Alon, Chairman and Chief Executive Officer of Attunity.  Shimon, the floor is yours.

Shimon Alon:
Thank you everyone for joining our call today. With me is Dror Elkayam, our Chief Financial Officer, and Itamar Ankorion, Chief Marketing Officer. We will begin by providing you with an overview of our performance during the fourth quarter and full year ended December 31, 2016, which will be followed by the details of our financial results. After our prepared remarks, Dror, Itamar and I will be happy to answer any of your questions. With that, let’s get started.

We are very pleased that we closed out the year with a strong fourth quarter financial performance for revenue, operating profit and cash generation. We reported a 22% y/y increase in revenue to record quarterly revenue and a 223% y/y increase in non-GAAP operating profits. As a result, we reported $54.6 million in revenue for the full year 2016.

Fourth quarter revenues are the result of the momentum we have been building in the market, successfully closing large deals and driving sales execution. During the quarter we closed several large customer agreements, ranging from over a million dollars to several hundreds of thousands of dollars. These agreements were closed with customers across diverse group of industries and geographies. While the size of these customers and agreements is important, it is also important to highlight the reasons they selected Attunity, which we believe demonstrates the differentiated value of our products and our potential growth opportunity. Let me take a few minutes to share some examples:

A leading global manufacturing customer selected us for our unique ability to serve as a universal platform for its broad data ingestion and management needs. The Customer’s IT team plans to pull data from thousands of applications across a diverse set of data sources, including Oracle, Teradata and legacy mainframe, into its corporate data lake deployed in a hybrid cloud environment leveraging Hadoop as well as in-memory database technologies. In addition, we collaborated with Big Data and Cloud partners, like Microsoft, whose technologies were part of the overall solution. This collaboration, along with the superior integration provided by our universal product suite led to the customer decision to select Attunity. Another point I would like to highlight is that the customer also purchased Visibility to improve cost efficiencies of its data management environment, further benefitting from our expanded product suite.

Another recent large customer order is with a multi-billion dollar insurance company. This customer selected Attunity Replicate to provide real-time data feeds into its data lake, which they use as a single repository for their enterprise-wide reporting and analytics. In this case I would like to highlight that the customer initially evaluated Attunity Replicate Express as a free trial solution. They then selected Attunity Replicate for their high-scale production use after experiencing how efficient it is ingesting data from various heterogeneous systems into their Hadoop platform, noting its automation, real-time capabilities and ease of use as key advantages.

Yet another example is a global payments processing leader based in Europe. This customer selected Attunity to enable real-time analytics in its Hadoop-based data lake environment, which they plan to use in order to monetize data collected from many heterogeneous data sources to generate new revenue streams.

Our final example is a large medical claims processing company that selected Attunity to replace their existing traditional enterprise data replication vendor. Going forward, Attunity Replicate will be their universal data replication platform expected to provide efficiencies that are expected to save the customer significant time, as well as millions of dollars in contracting and licensing fees.

These examples all represent new large customers. Being consistently selected by large global companies demonstrates our leadership position and growing market share. In addition, these customers represent significant expansion opportunities to further grow our future revenues.

Supporting this trend, we continued to see significant changes in the Big Data and the data Integration markets, as companies increased their use of Data Insight and analysis driving the adoption of Hadoop-based system and implementation of Data Lakes.

I am excited to say that we believe our addressable market is even more significant now than a year ago. This is a result of several key trends in the market indicating new customer preferences, including:

•	The adoption of many analytic platforms rather than just one, to accommodate different types of business analytics. And, the need to use data coming from many more sources, 100s and even 1000s.
•	The adoption of hybrid Cloud and data centers for Big data management and analytics.
•	The move from analyzing data periodically to streaming, real-time analytics.
•	The need to enable agile solution empowering teams with self-service capabilities

As customer demand is changing, so is data integration. And as the Big Data, Hadoop and data lakes market continues to mature and grow, we are well positioned with our differentiated and established solution that addresses the business needs and technology complexities that every large corporation has. This addressable opportunity is also supported by leveraging our strong relationships with our OEM and go to market partners, such as Microsoft, AWS, Hortonworks, and Cloudera. For example, our long standing partnership with Microsoft, who recently renewed our existing OEM distribution agreement, continues to grow as they expand and scale their Azure cloud platform. And, our successful relationship with AWS has helped quickly build our brand recognition in the Cloud marketplace.

As we continue to successfully respond to the market transition and changes, we will continue to expand our competitive differentiation a. This includes expanding our data integration capabilities focusing on our solutions for Big Data and Cloud with more value for the large Data Lakes, Data Warehousing, and SAP markets.

On the product side, we are starting 2017 with a new solution, Replicate for SAP. This solution offers a unique value to the very large SAP market, as well as strengthening our differentiation with an application-level replication that our traditional competitors do not offer. We have already seen strong momentum following the initial market introduction, closing our first deal in under 3 months from its introduction, and we are seeing a positive response from the market in 2017.

We are encouraged by the experience we gain from customers who already implemented Compose – Attunity’s Data Warehouse automation solution. As we entered this very large, strategic and synergetic market in 2016 we decided to focus on small and medium size environments and grow over time. Now we are focusing on scalability and performance to meet additional customer environments and use cases.

One more innovative approach we are taking is to integrate Visibility with Attunity Enterprise Manager, our platform for managing large scale deployments, to provide customers with enhanced trend analysis capabilities.  The integrated offering will increase the adoption of Visibility by many of the current and future Replicate users.

In addition, we plan to enhance our Cloud solutions, further expanding our universal platform for the Amazon Web Services and the fast growing Microsoft Azure. Combined with our strong partnerships, this will strengthen our position as a leader in the hybrid Cloud environments that large enterprises are adopting.

Finally, we plan to enhance and expand our Hadoop and data lake offering, providing value-added capabilities to allow customers to accelerate time-to-analytics, and deepening our integration with the leading partner platforms.

During the year, we made adjustments to the sales team, retaining the most productive and qualified sales people. The sales team was also reorganized into 3 tears – territories, industries and inside sales for small deals. These enhancements have proven to be successful in the fourth quarter. We have also benefited from recently established Consulting team, which has been effective at helping customers with big data new architecture decisions and enables us to close large deals. As a result, we are well positioned to generate solid growth in 2017 as we take advantage of a larger addressable markets, an enhance product line, and improved lead generation and nurturing capabilities.

During the past few months, we evaluated certain teams’ structures.  In order to streamline our business and empower members of the team, we decided to remove a layer of middle management that was clogging up certain processes, as well as positions deemed ineffective. We believe our new structure is an effective solution to manage different levels of customer engagements, and we will continuously evaluate the organization to make sure that all pieces are operating with the greatest efficiency. One additional benefit from this activity is an expected improvement in our operating margins.

With these alignments to our operations and the innovations in our product suite, we are well positioned to address the market opportunity and the growing demand from large companies for strategic projects. These deals provide significant growth opportunity for us due to their initial size as well as potential expansions. In 2016, the revenue contribution of these larger deals has more than tripled to $8 million from $2.5 million last year. While their longer sales cycles and higher complexity add some volatility in the short term, we expect to manage it by continuing to grow our pipeline with large orders, leveraging our momentum and customer success.

With that, I will let Dror review the financial performance for the quarter and year.  Dror, the floor is yours.

Dror Elkayam:
Thank you, Shimon, and good morning, everyone.

We reported total revenue of $15.6 million for the quarter, representing a 22% increase over the $12.8 million reported for the same period last year. Total revenue for the quarter includes license revenue of $8.8 million, a 21% increase, and maintenance and service revenue of $6.8 million, a 22% increase, compared with the same period last year. The growth in license revenue is primarily due to large-scale license deals we closed this quarter. We continue to see an increase in service revenue as a result of those large-scale license deals that require our consulting services to assist customers with the implementation of their Big Data platforms.

Gross margin was 86%, compared with 83% for the same period last year. Non-GAAP gross margin remained at 89%, which mainly excludes amortization costs associated with acquisitions.

Total R&D expenses were $3.2 million, representing an increase of 2% which was primarily due to new hires.

Sales and marketing expenses increased 45% to $9.1 million, from $6.2 million in the same period last year. This increase is primarily due to:

•
A one-time gain of $1.9 million recorded in the fourth quarter of 2015 for the previously accrued earn-out payment to Appfluent former shareholders, as a result of Appfluent not meeting the estimated earn-out milestones

•	Increased commissions due to higher revenues

•	Increased headcount in our sales teams, including new hires of sales engineers to support the sales process of larger scale and enterprise-wide implementations.

This increase was partially offset by a retention payment of $0.3 million paid to certain key Appfluent employees in the fourth quarter last year.

G&A expenses decreased 7% to $1.0 million, from $1.1 million in the same period last year. The decrease is mainly due to lower accounting, legal and travel expenses.

Total GAAP operating expenses increased 22% to $15.4 million, compared with $12.6 million last year. Total Non-GAAP operating expenses increased to $14.0 million from $12.5 million last year. This excludes $1.4 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. Non-GAAP operating expenses in the fourth quarter last year exclude the one-time gain of $1.9 million recorded in the fourth quarter of 2015 mentioned earlier.

Net operating income for this quarter was $0.2 million, same as last year. Operating income on a Non-GAAP basis was $1.6 million, which excludes $1.4 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with a non-GAAP operating income of $0.5 million for the same period last year, which excludes $2.3 million in in similar expenses partially offset by the one-time gain of $1.9 million recorded in the fourth quarter of 2015, as mentioned earlier.

Our income tax expense for the fourth quarter was $0.4 million, compared with tax benefit of $25,000 for the same period last year.

Net loss was $0.2 million, or $0.01 per diluted share, compared with net income of $0.4 million, or $0.02 per diluted share r last year. Non-GAAP net income was $1.1 million, or $0.06 per diluted share, compared with a non-GAAP net loss of $18,000, or $0.00 per diluted share last year. Non-GAAP net income excludes a total of $1.3 million in expenses, which are mostly attributable to amortization costs associated with acquisitions and equity-based compensation expenses.  Non-GAAP net loss for Q4 last year excludes $1.5 million in expenses, which are mostly attributable to amortization costs associated with acquisitions, equity-based compensation expenses and income tax benefits associated with business combination accounting rules, partially offset by the one-time gain of $1.9 million recorded in the fourth quarter of 2015, as mentioned earlier.

Moving on to the financial results for fiscal year 2016, we had record total revenue of $54.5 million for the full year 2016, which represents a 13% increase over the $48.2 million reported last year. The growth in total revenue is primarily due to the increase of number of larger scale deals for Attunity Replicate solutions. Total revenue for the year includes 8% increase in license revenue to $28.7 million and a 20% increase in maintenance and service revenue to $25.8 million, compared with last year. We saw this year a substantial increase in service revenue as a result of the larger scale deals we closed.

Gross margin on a GAAP basis remained approximately at the same level at 84%, compared with 85% in 2015. Non-GAAP gross margin, which excludes amortization costs associated with acquisitions, was 88% this year, compared with 90% last year. The decrease in margin is a result of the increased investment we made in building the consulting and support teams.

Total R&D expenses were $13.3 million, representing an increase of 19%, compared with last year. This increase was primarily due to new hires, salary update and additional sub-contractors’ engagements. Sales and marketing expenses for 2016 increased 28% to $35.1 million, from $27.4 million last year. This increase is primarily due to:

•	The Increased headcount in our sales and marketing teams, including new hires of sales engineers to support the sales cycle of larger scale and enterprise-wide implementations,
•	the additional investment in marketing activities to support our global expansion the one-time gain of $1.9 million recorded in the fourth quarter of 2015, as mentioned earlier, and
•	Increase in equity-based compensation expenses

G&A expenses decreased to $4.6 million, compared with $4.9 million last year. This decrease is primarily due to one-time Appfluent acquisition-related costs incurred in 2015 that was partially offset by an increase in higher equity-based compensation expenses in 2016.

Our operating expenses for the 2016 period include $4.1 million of partial impairment of Appfluent’s acquired intangible assets. This accounting charge was taken to reflect the fair value of the intangible assets following the reduced sales trends of Attunity Visibility.

Net operating loss for 2016 was $11.4 million, compared with $2.5 million last year. Non-GAAP operating loss was $0.1 million, which mainly excludes $4.1 million in impairment charges, $4.0 million in equity-based compensation expenses, and $2.4 million in amortization associated with acquisitions.
This is compared with non-GAAP operating income of $3.7 million last year, which excludes $6.2 million in adjustments, expenses and amortization associated with acquisitions, equity-based compensation expenses and the one-time gain of $1.9 million recorded in 2015 mentioned earlier.

Financial expenses for 2016 were $54,000, compared with $576,000 last year. The decrease is mainly attributed to accretion of contingent obligations related to acquisitions, which was immaterial in 2016, compared with $0.5 million in 2015. Non-GAAP financial expenses remained at $0.3 million for both 2016 and 2015.

Our tax benefit was $0.7 million, compared with tax expenses of $0.5 million last year. This is mainly the result of a tax benefit recorded this year due to reduction of a deferred tax liability on intangible assets following the $4.1 million impairment charge we recorded earlier this year.

Our non-GAAP taxes expenses, which mainly relate to our U.S. operations, were $1.9 million, which exclude a non-cash tax benefit of $2.6 million, mainly associated with the business combination accounting rules. This is compared with non-GAAP taxes on income of $2.0 million last year, which excludes the tax benefit of $1.4 million mainly associated with stock-based compensation and business combination accounting rules.

Net loss was $11.4 million, or $0.64 per diluted share, compared with $3.6 million, or $0.22 per diluted share, last year. Non-GAAP net loss was $2.2 million, or $0.13 per diluted share, compared with net income $1.4 million, or $0.09 per diluted share, last year. Non-GAAP net loss excludes a total of $11.1 million in expenses, which are mostly attributable to charges associated with the partial impairment of Appfluent acquired intangible assets, amortization associated with acquisitions and equity-based compensation expenses. Non-GAAP net loss also excludes a non-cash tax benefit of $2. 6 million, mainly associated with the partial impairment of Appfluent acquired intangible assets. Non-GAAP net income last year excluded $6.5 million of adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses; and a non-cash tax benefit of $1.4 million, mainly associated with stock-based compensation and business combination accounting rules.

Moving to the balance sheet, our cash and cash equivalents amounted to $9.2 million as of December 31, 2016, compared with $12.5 million as of December 31, 2015, and $8.9 million in September 30 2016. The decrease in cash compared with the December 2015 balance is attributed mainly to acquisition related earn out payments of $2.0 million and retention payments of $0.9 million, and to cash used in operating activities of $0.8 million. The increase in cash compared with the September 2016 balance is due to the cash we generated from operations in the fourth quarter.  The only outstanding earn-out payment, due in Q2 2017, is for the acquisition of BI Ready technology of $0.3 million.

Our shareholders’ equity decreased to $32.6 million as of December 31, 2016, compared with $38.3 million as of December 31, 2015.

As of December 31, 2016, our total headcount was 234, compared with 243 as of September 30, 2016, and 225 as of December 31, 2015. During the fourth quarter, we eliminated several positions including those associated with mid-level management roles.   The increase in headcount compared with last year mainly includes additional hires in sales engineers’ teams.

Now, I’d like to turn the call back over to Shimon for some closing comments.

Shimon Alon:
Thank you very much, Dror.

As I reflect on the past year, I am very proud of our team. 2016 brought many changes to our company and market. We learned, adapted and reacted quickly, which is so important when being a leader in a rapidly growing market, such as Hadoop.  I believe that our positioning now in the market is even greater than before, and, as I mentioned earlier, the market opportunity has grown significantly.  There are now fewer barriers to entry for us with many customers and rather we have established certain barriers to entry for other players in the market. Attunity offers higher productivity, faster time to value and better manageability for our customers’ existing and new environments.

Considering this and the growth from our traditional licensing business, we expect revenue to increase to between approximately $62 and $65 million for 2017.  Additionally, we expect non-GAAP operating margin to range between 5% and 8%.

Our goal of achieving the $100 million in annual revenue over the next couple of years is one that I set with the belief in our solutions, team and the market. We are determined to continue to grow our business, and increase the rate of growth, and we will do it.

Before I conclude our prepared remarks, I would like to thank all of our investors, customers, partners, and dedicated members of our Attunity team for their firm support.

And now, I would like to open the call for questions. Operator, please.

Q&A:

Operator:
Thank you, sir.   If you would like to ask a question, please press star, one on your touch-tone phone.  Please make sure you are unmuted so your signal reaches our equipment.  Once again, star, one for any questions.  We’ll go first to Chad Bennett with Craig-Hallum.

Chad Bennett:
Good morning guys.  Nice job on the quarter.

Shimon Alon:
Thank you very much.

Chad Bennett:
Shimon – the large deal execution the past quarter was phenomenal and a great improvement and I think you spoke to it a little bit.  Is it just the natural evolutions of deals and year-end that kind of pushed things over the finish line?  Do you think or was it improvement in sales execution and processes where you think large deals could be, you know, tough to predict but a recurring theme going forward in the quarters to come?

Shimon Alon:
Thank you for the question and thank you for the compliments.  It’s really a combination of things.  First of all, only one of them was a real Q4 deal.  It means the customer had the budget and had to use it before moving into 2017.  Two or three of them actually are the results of what we call slippage or deals that moved from Q3 to Q4.  They were about to be closed in Q3 and took a little bit longer to close them.  One I think was really a new identified deal.

As a combination, I will say as we see with the larger deals, the size of the deal, the complexity of the deal; you have to have a lot of good things with you.  One is sales execution, for sure.  A second is helping the customer to sort out and get the decision about the architecture and the other things that the customer needs to decide.  You have to be close to the decision makers and the budget holders and I believe that with the confidence that our sales people have got, the experience they’ve got, we are executing better now than we did before.

Chad Bennett:
Okay, and in the guide for this year, you talked about $8 million in large deals contributed to 2016 revs.  How should we think about large deal contribution to revenue this year?

Shimon Alon:
In 2016 the large deals, which are deals from $500,000 and more, contributed 40% to our direct sales operation.  So the direct sales team on the Replicate side brought the $8 million which is about 40% of our total direct for the Replicate area.  We believe that we can retain and maintain this rate of success.  We have a nice pipeline of large deals.  Of course, timing is always unpredictable.  If it is predictable we are not controlling it to the last minute but we do everything with the reorganization and the alignment and training and the confidence, I believe, we and the market got with us to gain at least the same amount of—the same percentage of dollars out of the large deals.

Chad Bennett:
Got it.  One last question from me and then I’ll hope off.  Just Hadoop-related or correlated transactions, it seems like it was a pretty decent driver, especially of large deals this year, but it seems like we’re still early there in penetrating that Hadoop market.  Is there any way to talk about kind of the Hadoop contribution, or related contribution I should say in ’16 and the expectations next year?

Shimon Alon:
I believe, again, in general terms, and it’s not exact numbers, that Hadoop drove over 50% to 60% of our Replicate, more toward the 60% to 70% toward our Replicate solutions.  People are implementing data lakes, that’s part of the large deals.  People are implementing Hadoop clusters and alike.  What we see is not only the customers are doing a lot of good stuff right now; there are a lot of new vendors—not new vendors.  Actually, the vendors themselves are moving toward Hadoop.  If you look at Microsoft, Microsoft announced their successes as well and part of it is with the Azure data lake which is all partially Hadoop solutions and consolidation of Hadoop clusters, and processing and the like.  We see more pressure from customers to solve issues they are identifying as well as a lot of vendors who bring more data processing, data analytics and alike.

We are in a very critical position for the customers.  We are the company who enable the users—and that’s the important part of what people need to remember.  We are the critical provider of the data availability, I’ll call it data ingest, or their ability to collect data from universal world of sources, hundreds and thousands of sources.  Different kinds of sources, different databases, different servers, different operating systems, different vendors, we are to collect all of them in real time and feed it into the analytics.  The more vendors there are and the more complexes architecturally, the value opportunity is much higher.  So we believe, to answer your question that Hadoop will continue to drive our growth and success.

Chad Bennett:
Great, thanks for the color.  Nice job again.

Shimon Alon:
Thank you very much.

Dror Harel-Elkayam:
Thank you, Chad.

Operator:
Thank you.  We’ll go to Richard Baldry of ROTH Capital.

Richard Baldry:
Thanks.  Can you talk a little bit about your expectations in 2017 for non-Replicate offerings?  It was a little slower in 2016 than maybe we thought the ramp in some of those offerings would be.  Do you think that based on your pipeline those are going to be bigger contributors in 2017?  Thanks.

Shimon Alon:
Yes, I can explain it.  The things we are doing very well in the Company is integrating acquired technologies into the platform, and primarily not selling quarter-by-quarter-by-quarter for different needs, but taking work we already acquired and have—and create a platform where the customer can solve or use toward all his needs the Attunity Data Management platform.  Of course, Replicate is the key one and does very well.  Together with it we have a product called Gold Client, which is the SAP product that we acquired about three years ago.  It contributed about 10% to 12% in 2016.  At the same time, it’s now being part and will be part of Replicate Express.  We’ll continue to sell it as a standalone for those who  just need to move some SAP data, but when you need to move SAP data to Hadoop and to data lake, and between different platforms, from SAP to Microsoft or alike, this is exactly what we’ll do.  So, the Gold Client product may decline as a standalone but will drive Replicate to higher revenue sizes.  So it’s the Replicate for SAP will drive Replicate growth but will include also the Replicate—the Gold Client.

For the Compose, which is the data warehouse automation, that’s something which is new to the market.  The market really got used by Informatica and others to do all the coding, scripting and development and we introduced to them an automation which they never had.  We focus on the small/medium sized deals environment and use cases; we know we can do it, and actually, every use case we took we did very well and we see already customers buying more so we see the repeat sales.

What we’ll do in 2017, we’ll see more revenue coming from Compose.  It’s not going to be a huge revenue stream.  At the same time, we’ll start to see many more customers because we are focusing now on expanding the use cases, the productivity and the scalability of it, and we expect to maybe double the revenue.  It’s not clear yet but that’s definitely area that we’ll continue to grow.  It’s a greenfield for us and we will continue to penetrate it.

The other one that we talked before, and of course we were not too pleased with the results in 2016 was Visibility.  We learned in the market and from customers and from users who are using it and from prospects, what they really needed, what is the highest focus right now, and very innovatively we decided to integrate Visibility with the solution we have called AEM, Attunity Enterprise Manager.  The integration of the two will drive both products, will drive Visibility and will drive Replicate.  It really gives the customer something he never had before; see trend analyses for everything he’s replicated.  We’ll be able to talk about it next quarter as well.  This product will come out the second part of the year.  We’ll continue to drive Visibility.  We’ll sell more than what we sell in 2016, but again, it’s not going to be a fast-growing product, at least not in ’17.  It mostly will be in ’18.

Richard Baldry:
It sounds like some of the consultants you added at the high end really helped you win some of the large deals by adding to that sort of consultative ability to help your customers make decisions and do it with some of the planning architecture around how to actually implement a broader solution.  Can you talk maybe about how you feel the bandwidth of those people inside your company is and do you have any plans to hire more capacity in 2017 as an incremental driver?

Shimon Alon:
Thank you, Rich.  We have a nice team of professional services personnel, mainly in the US, a few in Europe.  Because of the timing that we closed and we promote the larger deals, there are various of load, of different type of load on these people.  Sometimes they are way, way overloaded and sometimes less.  As a smaller professional service organization, we are not yet fully utilized and whenever we need some additional helping hands, we have very, very well trained contractors to assist us.  So, we are in line with the customers’ requirements, with the engagements that we have already executed and with the pipeline of larger deals that we see ahead.

Richard Baldry:
Last for me would be can you talk a bit about seasonality in Q1?  You’ve given guidance for the overall year but in past years typically we’ve seen the services maintenance side up sequentially from Q4 to Q1 but licenses seasonally kind of pull back.  Is that the same pattern you’d expect this year?  Do you think if that’s the case what’s the likelihood to maintain a positive pro forma stance?  Is that something that’ll just come out of the model but overall for the year we expect that 5% to 8% adjusted operating margin to play out?  Thanks.

Shimon Alon:
Okay.  I will speak for the revenue.  If there are additional questions Dror can answer them.  From a revenue point of view, maintenance typically will continue to grow.  Q1 should be the same or better than Q4.  If you look historically, that’s what we see.  We maintain customers and its recurring revenue.  It’s a great recurring revenue for us, around 40% of our revenue.  This year and for next year its recurring revenue and it comes from the maintenance agreement that we sign with every license revenue.  That’s the easy part.

The license revenue, you know, as we see from every software company or most of the software companies and we see historically for Attunity Q1 is the smallest one and Q4 is the strongest one.  Therefore, typically Q1 will be smaller than Q4.  We don’t give quarterly guidance but typically, if you look at history, Q1 will come between 18% to 20%, 21%; Q4 will come between 30% to 33%, and the rest will go between Q2 and Q3.

Richard Baldry:
Great, thanks and congrats on a good Q4

Shimon Alon:
Thank you very much.

Operator:
Thank you.  We’ll go next to Glenn Mattson with Ladenburg Thalmann.

Glenn Mattson:
Hi.  Yes, the uptick in business has been well I think reviewed here at this point, but maybe, Dror, can you tell me what the sales and marketing would have been without the reversal of the charge for the Appfluent, maybe as a percent of revenue and what do you expect it to be for the full year in ’17?

Dror Harel-Elkayam:
The reversal of Appfluent, the 1.9 was in 2015.  For comparison, the reason I mentioned that because that was a reversal that reduced the total expenses in 2015.  When you acquire a company with an earn-our arrangement, you need to estimate the earn-out arrangement upon acquisition and make an accrual.  Since Appfluent did not meet the earn-out target, then in Q4 2015 reversed that accrual.  So theoretically the GAAP expenses in 2015 should have been higher by $1.9 million but there were—because of the reversal they were lower.  So just for comparison reasons, we mentioned that.  It should not affect Q4 2016—2016 full year or 2017.

Glenn Mattson:
Okay.  So on a higher revenue base then your sales and marketing was down a million dollars if you were to compare it more normally, right?

Dror Harel-Elkayam:
On a non-GAAP basis, maybe we’ll start with that.  On a non-GAAP basis the expenses went—the sales and marketing expenses went up.  On a GAAP basis, you’re right.  Yes, $1 million.

Glenn Mattson:
Okay.  Someone else asked but the plan is to hire—what’s the hiring plan for Sales and Marketing this year?

Shimon Alon:
We are not planning to increase significantly neither.  We have to fill a few open slots that we have.  The increase in sales—we are very pleased with the sales people that we have today.  We believe and we saw that we retained the most productive one and the most efficient one.  We may increase it in a minimum number when needed.  In Marketing we have two or three open positions right now; will not be a major increase.

Glenn Mattson:
Okay, great.  Thanks again and congratulations on the results.

Shimon Alon:
Thank you very much.

Dror Harel-Elkayam:
Thank you, Glen.

Operator:
Thank you.  We’ll go next to Graham Tanaka of Tanaka Capital Management.

Graham Tanaka:
Hi guys.  Congratulations on a nice quarter, a nice finish.

Shimon Alon:
Thanks.

Graham Tanaka:
Very, very happy with your last comment on your being pleased with your sales folks.  Just wondering if you could sort of discuss your pipeline, the nature of the pipeline, both for large and small deals.  Thank you.

Shimon Alon:
So, as you know, the pipeline that we have is a strong pipeline.  There are no major changes to it.  We see more—we see an increase in number of larger deals and if there is any transition in the pipeline it is from smaller deal to a larger deal.  The larger deal is what we define as a larger deal, will be right now 500 and above.

We established in 2016 and we improved this now a group of people that we continue to sell the less-than $100,000 as we want to make it more cost effective and we are coming out with certain bundles.  We expect the growth in pipeline from smaller deal to grow faster in 2017 than 2016 due to the implementation and establishment of this group.

Other than that, our real focus is in two areas and that’s it’s not the size of the pipeline, even though it’s very important.  It’s what I call the velocity; how fast we are moving deals from stage to stage, and how effective we are closing.  The majority of our focus, management focus, reporting, analytics and the like, training, is what we can do as a company to take any opportunity that we get and close it faster than we did before.  It’s not always in our control but in the other end we don’t want to be victims and therefore we will do everything we can by every means, support, professional service, sales and marketing, to close the available deals for us.

Graham Tanaka:
That’s great, Shimon.  I just was wondering what the typical sales cycle is now, say for this year, versus, say, a year ago.

Shimon Alon:
Over the last six, nine months—nine months, we’re experiencing a sales cycle which is more between the six to nine months, and of course with the larger deals we sometimes see a large deal that will close faster.  Again, Q4 can be an example of a reason for people to use their budget, but I can tell you that already in the first quarter we see some opportunities moving faster than what we expected, and of course we’ll see some that will be delayed.

I think to take a six- to nine-month sales cycle, growing from six months is a safe bet.

Graham Tanaka:
Curious if you’re able to interpret this.  What is the reason for this increase in some of the faster, larger deals, I mean some of the larger deals?  Is it the industry demand in part firming up what their needs are?

Shimon Alon:
The first reason, there are of course financial reasons with a customer on budget and decisions.  The customer organization, you know, typically large deals are forcing many different departments and you see political reasons and you see priorities and you see different counties and different regions, that’s the normal procedure, it gets more complicated with large deals.  One thing that affects the market more than anything else is the architecture of the data lake.  Which vendor to use, what architect, what are the right components and how to build them, and I will ask Itamar just to give a few words about this phenomenon.

Itamar Ankorion:
Hi there.  So the draw that we’re seeing in the market is coming for all of those customers and Global 2000 customers building data lakes.  All of them are adopting Hadoop.  We’re seeing now north of 2000 Hadoop customers and just as reported by our partners and vendors like Hortonworks and Cloudera.  The adoption there is clear and presents a big opportunity for us.

Some of these deals will move faster because customers start with a smaller, well-defined first sales of the project, and some of them which are larger can take longer time as the customer spends time understanding the whole environment, where they want to take the data lake and then it gets more complex, as Shimon has explained, and those processes can take a longer time.

The important thing that I think we are seeing is that if we get involved in these deals we win them, by and large we win them.  Sometimes they move from one quarter to the next and next, but we rarely lose these kinds of deals once we get into those deals.  So our main focus is on keeping our alignment with the partners, making sure customers are aware and get us involved in those deals, in those opportunities and then growing that pipeline.  That in the end of the day will contribute to the revenue growth and our leadership position in these kinds of deals.

Graham Tanaka:
Congratulations.  Thank you.

Operator:
Thank you.  Due to time constraints, that will conclude the Q&A session.  At this time I’d like to turn the conference back over to Mr.  Shimon Alon for any additional or closing remarks.

Shimon Alon:
Okay, very good.  Thank you very much.  Thank you for all your comments.  We will be available to continue to take calls through KCSA, the people that organized this call, and we will be able to talk over the next few days if you need.  At the same time, we will be at the ROTH conference in mid-March, so you’re more than welcome to meet Dror and I for the one-on-one meetings and come to our presentation.  In between, feel free to call us at any time you want.

For today I will say Happy Groundhog Day.  The first indication we got from the market is it will be a longer winter.  As you know, Q4 was in the winter and it was a good one; a longer winter may be very good for us.  So, have a very good day and thank you very much.

Operator:
Thank you for your participation.  That does conclude today’s conference.  You may now disconnect.